Low dose Menostar(TM) approved in U.S. for osteoporosis prevention

Berlin, June 9, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the U.S. Food and Drug Administration (FDA) approved Menostar(TM) for marketing in the United States. Menostar(TM) is a new thumbnail-sized, once-a-week patch for osteoporosis preventation. Menostar(TM) delivers a very low-dose of estradiol. With only 14 micrograms of estrogen per day, Menostar(TM) delivers half of the lowest currently available transdermal estrogen dose.
A progestin is generally required for women with a uterus when they use standard, higher doses of estrogen; however, due to Menostar(TM)'s very low dosage, it can be used without a daily or monthly progestin in women with a uterus.

"With Menostar(TM), Schering gains tremendous strength in its women's health portfolio. Menostar(TM) is an innovative, dramatic shift in post-menopausal osteoporosis prevention addressing both women with and without a uterus," said Dr. Philip Smits, Head of Gynecology & Andrology at Schering AG. "Menostar(TM) offers a dosage far lower than today's standards. With this convenient patch we can return a woman's estrogen to the lowest physiological level proven to prevent bone loss to date."

This is the first approval worldwide for Menostar(TM). The product will be marketed in the U.S. by Schering's US affiliate, Berlex, Inc. Menostar will be available to patients in the U.S. by summer 2004. In the European Union, Schering expects approval in 2005.

Additional information

Osteoporosis
The extent of estrogen deficiency in post-menopausal women may pre-determine osteoporosis risk. Women with low estrogen syndrome, or those with trace or undetectable estrogen levels (estradiol levels < 5 pcg/mL), are at a 2.5 times greater relative risk for osteoporosis and debilitating bone and hip fractures compared to other post-menopausal women. In addition, women with trace or undetectable levels of estrogen combined with high concentrations of sex hormone-binding globulin (SHBG) are at up to eight times greater relative risk for developing osteoporosis.

Clinical Trials
To assess the efficacy and safety of Menostar(TM), the FDA reviewed data from a two-year, randomized, multi-center, placebo-controlled clinical trial of 417 post-menopausal women 60 to 80 years old. After two years, Menostar(TM) increased lumbar spine bone mineral density (BMD) by 3 percent over baseline (p= <0.001) and 2.6 percent over placebo (p= <0.001). In addition,
Menostar(TM) increased hip BMD by 0.84 percent over baseline (p= <0.001) and 1.6 percent over placebo (p= <0.001). In the clinical trial, the safety and tolerability profile of Menostar(TM) was comparable to placebo;
the most frequently reported side effects were application site irritation and leukorrhea.

In a two-year clinical study, the very low dose of estrogen in Menostar(TM) did not increase the risk of endometrial hyperplasia among women with a uterus.Therefore, this patch does not require a daily concomitant progestin to protect against endometrial cancer among women with an intact uterus.1 In this study, there was no difference in the number of incidents of breast cancer,blood clots or cardiovascular events in the active group over placebo.

1 It is recommended that women who have a uterus and are treated with Menostar(TM)receive a progestin for 14 days every six to 12 months.
A woman without a uterus does not need a progestin.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:

Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng